JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

August 2, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 153

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on July 6, 2011 with respect to the Security Capital U.S. Core Real Estate Securities Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on August 9, 2011 pursuant to the Rule.

PROSPECTUS COMMENTS

Global Comments – All Prospectuses

1.	Comment: Please confirm that the contractual fee waiver referred to in footnote 2 to the Annual Fund Operating Expenses table (the “Fee Waiver”) will remain in effect for at least one year.

Response: We confirm that the Fee Waiver will remain in effect for at least one year.

2.	Comment: Please delete the parenthetical (“under $1,000,000”) from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee table, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in the Fund. The “(under $1,000,000)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we respectfully decline to delete the “under $1,000,000” parenthetical.

3.	Comment: The prospectus currently states that “Under normal circumstances, at least 80% of the Fund’s Assets will be invested in securities of publicly traded real estate companies operating in the United States.” Please add disclosure describing when a company is considered to be operating in the United States.

Response: The following disclosure will be added to the “What are the Fund’s main investment strategies?” section.

An issuer of a security will be deemed to be operating in the United States if: (i) the principal trading market for the security is in the United States, (ii) the issuer is organized under the laws of the United States or (iii) the issuer derives at least 50% of its revenues or profits from the United States or has at least 50% of its total assets situated in the United States.

4.	Comment: The prospectus states that the Fund may invest in debt securities. If the Fund has a credit policy with respect to such investments, please identify what the policy is in the prospectus (e.g., if the Fund will invest a certain percentage of its assets in AAA rated debt securities). In addition, please identify whether the Fund will invest in high yield securities (i.e., “junk bonds”) and, if so, to what extent.

Response: The Fund does not have a formal policy with respect to the credit of the debt securities in which it may invest. Rather, the adviser has discretion to invest in debt securities (regardless of rating or no rating) that it deems to be attractive investment opportunities and that are consistent with its investment objective.

The Fund may invest in high yield securities, although it does not have a specific percentage target allocation with respect to such securities. The Fund will add disclosure in the “What are the Fund’s main investment strategies?” section that it may invest in high yield securities and will modify the current disclosure in the “More About the Fund” section to make clear that high yield securities may be part of the Fund’s main investment strategies. In addition, the Fund will add a “High Yield Securities” risk factor to the “The Fund’s main investment risks” section.

5.	Comment: The prospectus states that the Fund may invest in debt securities. If the Fund has a maturity and/or duration policy with respect to such investments, please identify what the policy is in the prospectus.

Response: The Fund does not have a formal policy with respect to the maturity or duration of its debt investments and the advisor does not intend to manage the Fund’s debt investments to a specific maturity or duration.

6.	Comment: The prospectus states that the Fund will concentrate its investments in the real estate industry. Please add a risk factor discussing concentration risk.

Response: Your comment is noted. The Fund will add a “Concentration Risk” risk factor to “The Fund’s main investment risks” section.

7.	Comment: In the “More About the Fund—Investment Risks” section, please identify which risk factors are principal risk factors of the Fund.

Response: The Fund believes that the prospectus already complies with this request. Specifically, the second paragraph under the heading “Investment Risks” in this section states that “[t]he main risks associated with investing in the Fund are summarized in ‘Risk/Return Summary’ at the front of this prospectus. More detailed descriptions of the main risks and additional risks of the Fund are described below.” The Risk/Return Summary at the front of the prospectus has a subsection labeled “The Fund’s Main Investment Risks” which clearly identifies the main risks of investing in the Fund. In accordance with the general instructions to Form N-1A, “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” As such, the Fund respectfully declines to modify the disclosure.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

8.	Comment: Fundamental investment policy number seven states that the Fund “[m]ay make loans to other persons, in accordance with the Fund’s investment objective and policies and to the extent permitted by applicable law.” For this restriction, please provide a narrative explanation of what the policy means.

Response: As disclosed in the SAI Part II under “Interfund Lending,” the Fund may enter into lending arrangements to cover redemption requests or to cover unanticipated cash shortfalls, under which the Fund would lend money and borrow money for temporary purposes directly to and from another J.P. Morgan Fund through a credit facility, subject to meeting the conditions of an exemptive order received from the SEC. The following disclosure will be added to the SAI following the list of fundamental policies.

Pursuant to fundamental policy (7), the Fund may lend to other J.P. Morgan Funds as described under “Interfund Lending” in Part II of this Statement of Additional Information. In addition, the Fund may invest in types of investments and engage in transactions that are considered lending transactions. The types of investments and strategies that the Fund may use are described in further detail in the Prospectus and this SAI.

In connection with your review of the Post-Effective Amendments No. 153 filed by the Trust on May 26, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-2085 or Carmine Lekstutis at (212) 648-0919.

Sincerely,

/s/ John T. Fitzgerald
John T. Fitzgerald
Assistant Secretary

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